UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 10, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________.)

SIGNATURES

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:
/s/ Stuart MacKenzie
________________________
Name Stuart MacKenzie
Title: Group Secretary & General Counsel
Date: September 10, 2007

10 September 2007
LGL TO COMMENCE TRADING ON TSX
Shares in emerging gold major Lihir Gold Ltd (LGL) are to commence trading on the Toronto Stock Exchange on September 18.
The Company’s stock will trade on TSX under the ticker symbol LGG. With a market capitalisation of approximately CAD$5.5 billion, LGL will be the fifth largest gold company listed on the exchange.
Chief Executive Arthur Hood said the Toronto listing represented an important step for LGL, facilitating increased ownership by investors in the important US and Canadian markets and lifting the Company’s profile in the region.
“Fund managers in Canada have urged us to list the stock on the TSX to enable them to invest in the Company. Currently, US investors hold 37% of LGL shares, while Canadian investors hold only 3%,” Mr Hood said.
“As one of the largest mining exchanges in the world, the TSX offers an important avenue for the Company to increase its share ownership in the region, and we look forward to welcoming new investors,” he said.
Richard Nadeau, Senior Vice President of the TSX, said the exchange was thrilled that LGL had chosen to list in Toronto.
“We are very proud of this listing as it supports our competitive position as the world’s leading mining exchange and we wish LGL well,” he said.
LGL offers an exciting growth story for international investors. The Company has two significant gold mining and processing operations in Ballarat, Australia and Lihir Island in Papua New Guinea. The Company is aiming to produce 800,000 – 830,000 ounces of gold in the current year, making it one of the world’s largest producers. This will increase to approximately 1.25 million ounces from the end of 2010, following expansion of processing capacity at Lihir Island, and after bringing Ballarat into production in 2008.
At the same time, the Company expects a rapid reduction in unit costs, through increased economies of scale and further expansion of geothermal power generation capacity at Lihir Island, where 70% of electrical power is supplied from tapping geothermal steam reserves.
“LGL is a unique and exciting company and provides a new investment opportunity for U.S. and Canadian investors,” Mr Hood said.
The Australian Securities Exchange will continue as LGL’s primary exchange, and its shares will continue to trade on the Port Moresby Stock Exchange and NASDAQ. The trading symbol on ASX and POMSoX will continue to be LGL, and on NASDAQ it remains as LIHR.
For further information:
Joe Dowling, General Manager Corporate Affairs
Brisbane, Australia. +617 3318 3308, +61421 587 755
Greg Taylor, Investor Relations Officer
Toronto, Canada. Bus / Cell: +416 605-5120
E: gtaylor@g-tinvestorrelations.com
LIHIR GOLD LIMITED
Incorporated in Papua New Guinea, ARBN 069 803 998

FORWARD-LOOKING STATEMENTS
Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements.” The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Lihir Gold Limited (“LGL”) cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of to be materially different from LGL’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities and currencies; legislative, political or economic developments in the jurisdictions in which LGL carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of diminishing quantities or grades of reserves; contests over title to properties and the risks involved in the exploration, development and mining business. LGL disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.